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SEC FILE NUMER
8- 68188

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Snowden Account Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

540 Madison Avenue, 9th Floor
                          (No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matt Seeman	(646) 214-7048	mseeman@snowdenlane.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
                  (Name – if individual, state last, first, and middle name)

485 Lexington Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, __Matt Seeman__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __Snowden Account Services LLC__ as of __12/31/24__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

(signature)
Signature

CFO and FINOP
Title

(signature)
Notary Public

(notary seal)
CHRISTIAN MACIAS
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in QUEENS County
01MA0007007
MY COMMISSION EXPIRES 05/05/2027

March 3/1 2025

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SNOWDEN ACCOUNT SERVICES LLC
**(A wholly owned subsidiary of
SCP Intermediate Holdings LLC)**
Statement of Financial Condition
December 31, 2024



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Snowden Account Services LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Snowden Account Services LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Company’s auditor since 2024.

New York, New York
March 31, 2025

Snowden Account Services LLC
(A wholly owned subsidiary of Snowden Capital Partners Intermediate Holdings LLC)

Statement of Financial Condition
December 31, 2024

Assets	
Cash	$ 1,760,999
Due from clearing broker (including deposit of $1,083,912)	3,338,168
Accounts receivable	95,101
Prepaid expenses and other assets	196,876
Total assets	$ 5,391,144
Liabilities and Member's Equity	
Liabilities	
Due to related parties	$ 2,017,298
Accounts payable and accrued expenses	55,665
Total liabilities	2,072,963
Member's equity	3,318,181
Total liabilities and member's equity	$ 5,391,144

The accompanying notes are an integral part of this financial statement.

1.   Nature of operations

Snowden Account Services LLC (the "Company"), a wholly owned subsidiary of SCP Intermediate Holdings LLC ("SCP IH"), is a limited liability company that was formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and the Municipal Securities Rulemaking Board.

The Company is engaged in business as a securities broker dealer, providing placement services in publicly traded securities, mutual funds, municipal bonds, and variable annuities for individual investors, primarily through referrals from an affiliated company, Snowden Capital Advisors, LLC ("SCA"), a registered investment advisor. Another affiliate, Snowden Insurance Services ("SIS") is licensed to sell insurance products. SCA and SIS are also wholly owned subsidiaries of SCP IH. SCP IH is a wholly owned subsidiary of SCP Parent LLC ("SCPP"), which in turn is a wholly owned subsidiary of SCP Parent Holdco LLC ("SCP PH"), which in turn is a wholly owned subsidiary of Snowden Capital Partners LLC ("SCP").

2.   Summary of Significant Accounting Policies

Basis of presentation and use of estimates
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts receivable
Included in accounts receivable are amounts receivable for fee based income. The Company estimates an allowance for credit losses using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. There is no allowance as management believes all amounts receivable are fully collectible as of December 31, 2024.

Cash
Cash includes cash held at banks and brokers. The amount held, at times, may exceed the amount of insurance provided by the Federal Deposit Insurance Corporation. The Company does not consider itself to be at risk regarding these excess balances.

2.   **Summary of Significant Accounting Policies (continued)**

Due from clearing broker
The amounts due from clearing broker include amounts receivable from unsettled trades, accrued interest receivable, and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period. The Company continually reviews the credit quality of its counterparties.

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2024, the amount due from clearing broker of $3,338,168, which includes a clearing deposit of $1,083,912, was pursuant to the clearing agreement and is included in the statement of financial condition.

Current expected credit losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The Company has not provided an allowance for credit losses at December 31, 2024.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

2.   **Summary of Significant Accounting Policies (continued)**

Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state and certain local income taxes. The Company has no tax sharing arrangement with its parent entity and accordingly has no commitment to fund or receive amounts for any tax liabilities or benefits with earnings of the Company. Accordingly, the Company has not provided for federal, state and local income taxes.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

3.   **Clearing Broker**

The Company has a fully disclosed Clearing Agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its customers. The Company has a required deposit of $1,083,912 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the fully disclosed Clearing Agreement.

4.   **Transactions with related parties**

Under a Service Level Agreement with SCA, the Company was charged 35% of the expenses incurred for Corporate Level salaries, rent, telephone and IT, consulting, legal, and travel and entertainment expenses, and 35% of Advisor Level occupancy expenses. During the year ended December 31, 2024, this amounted to charges totaling $4,901,080. Additionally, the Company reimburses SCA, as a common paymaster, for the compensation of the Company's registered representatives. For the year ended December 31, 2024, the Company reimbursed SCA the aggregate amount of $7,725,100 as compensation of the Company's financial advisors. At December 31, 2024, the Company owed SCA a balance of $1,201,825 for unpaid charges.

SIS, in its capacity as a licensed insurance broker, facilitates some of the transactions for the Company. At December 31, 2024, the Company owed SIS a balance of $21,073 for unpaid charges.

The Company collects investment advisory fees from the clearing broker on behalf of SCA, and $794,400 remains payable to SCA as of December 31, 2024.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. **Segment Reporting**

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the company operates its business and presents their financial results. The CODM is the chief financial officer. The net income is used by the CODM to evaluate the results of the business to manage the company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the nature of operations and summary of significant accounting policies notes.

6. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of approximately $3,024,000 which exceeded the required minimum net capital by approximately $2,886,000.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 for customer transactions introduced to its clearing broker on a fully disclosed basis. Additionally, the Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to Rule 17a-5 because the Company has certain other limited business activities. Custody of cash and securities owned by customers of the Company and all securities transactions are settled through a third-party clearing broker on a fully disclosed basis.

7. **Commitments and contingencies**

The Company has no known commitments or contingent liabilities, outside the normal course of business, as of the year ended December 31, 2024.

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections. Compliance and trading problems that are reported to regulators, such as the SEC or FINRA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

8.   **Subsequent events**

Management of the Company has evaluated events or transactions that have occurred since December 31, 2024 through the date these financials statements are issued and determined that there are no material events that would require adjustment or disclosure in the Company's financial statements.